UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Matria Healthcare, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

576817209 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wells Fargo & Company Tax Identification No. 41-0449260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 507,267 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 589,899 8 SHARED DISPOSITIVE POWER 13,318

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,424
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON HC

13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wells Capital Management Incorporated Federal ID No. 95-3692822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 345,586 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 557,684 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,684
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON IA

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer: Matria Healthcare, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1850 Parkway Place Marietta, GA 30067

Item 2	(a)	Name of Person Filing: Wells Fargo & Company Wells Capital Management Incorporated

Item 2	(b)

Address of Principal Business Office or if none, Residence:

1.      Wells Fargo & Company

420 Montgomery Street

San Francisco, CA 94104

2.      Wells Capital Management Incorporated

525 Market Street, 10th Floor

San Francisco, CA 94105

Item 2	(c)	Citizenship: 1. Wells Fargo & Company: Delaware 2. Wells Capital Management Incorporated: California

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 576817209

Item 3

The person filing is a:

1.      Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

2.      Wells Capital Management Incorporated: Registered Investment Advisor in accordance with Regulation 13d-1(b)(1)(ii)(E)

Item 4	Ownership: See 5-11 of each cover page. Information as of December 31, 2004.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: See Attachment A

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: January 21, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)

Wells Fargo Bank, National Association (2)

Wells Fargo Fund Management, LLC (1)

(1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).

(2) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Capital Management Incorporated.

Dated: January 21, 2005

WELLS FARGO & COMPANY

By:	\s\ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

WELLS CAPITAL MANAGEMENT INCORPORATED

By:	\s\ Monica Poon
Monica Poon, Senior Vice President and Chief Compliance Officer